Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Oregon (the "Trust") was held on May 7, 2001. The holders of shares representing 77% of the total net asset value of the shares entitled to vote were present in person or by proxy.
At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

	Trustee			For			Withheld

	Lacy B. Herrmann		23,600,273		339,238
	David B. Frohnmayer	23,529,570		409,941
	James A. Gardner		23,603,790		335,721
	Diana P. Herrmann		23,600,645		338,866
	Sterling K. Jenson	23,606,777		332,734
	Timothy J. Leach		23,611,180		328,331
	Raymond H. Lung		23,631,173		308,338
	John W. Mitchell		23,639,689		299,822
	Ralph R. Shaw		23,644,694		294,817

2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

	For				Against		Abstain

	23,377,791			148,562		413,159